May 8, 2007

Mr. Richard C. Honour
President
Viridax Corporation
270 NW 3rd Court
Boca Raton, Florida 33432-3720

> **RE:** **Viridax Corporation**
> **Form 10-KSB for Fiscal Year Ended April 30, 2006**
> **Filed August 9, 2006**
> **Form 10-KSB for Fiscal Year Ended April 30, 2005**
> **Filed June 27, 2005**
> **File No. 0-33473**

Dear Mr. Honour:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Branch Chief